Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-2963

27th March 2008

SUPPL

RECEIVED
2008 APR 16 P 5:56
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
<u>Director's Share Transactions</u>

In accordance with the requirements under the Disclosure and Transparency Rules of the Financial Services Authority (the "FSA") in the United Kingdom, notification has been made to the FSA on behalf of JMH of the following Director's share transactions in JMH:-

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares disposed	Price Per Share (US$)
Henry Keswick	Disposal of ordinary shares	26/03/2008	43,200	32.001
		27/03/2008	56,800	30.1973

Yours faithfully
JARDINE MATHESON LIMITED [redacted]

08001756

Neil M McNamara
Group Corporate Secretary

PROCESSED
APR 18 2008
THOMSON
FINANCIAL

END

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